SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated June 17, 2003, regarding successful completion of subordinated perpetual convertible bond issue to raise $700 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date	June 17, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

17 June 2003

SCOTTISH POWER PLC SUCCESSFULLY COMPLETES SUBORDINATED

PERPETUAL CONVERTIBLE BOND ISSUE TO RAISE $700 MILLION

Scottish Power plc (“ScottishPower”) confirms that the terms of its $700 million Subordinated Perpetual Convertible Bond (the “Bonds”) have been fixed. The Bonds will have an initial conversion price set at 460 pence per share, which represents a 25 per cent. premium over 367.5 pence, being the price of ScottishPower’s ordinary shares at the time of pricing, and a cash coupon of 4.0 per cent. per annum.

The number of ordinary shares that would be issued on conversion of the Bonds would be 90.7 million, representing approximately 5 per cent. of ScottishPower’s current issued share capital.

Application will be made for the Bonds to be admitted to the Official list of the UK Listing Authority and to the London Stock Exchange’s market for listed securities.

The Bonds will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.